February 08, 2021

TO:Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

FROM:Yanwu Yan

Chief Executive Officer

W.Y Group Inc.

87 N. Raymond Ave

Suite 200

Pasadena, CA 91103

Re: W.Y Group Inc.

Offering Statement on Form 1-A Filed January 11, 2021

File No. 024-11409

Responses to SEC Comments:

Offering Statement on Form 1-A Cover Page

Comment 1:

1.We note your disclosure that there has been no public trading market for your common stock. Please revise to clarify, if true, that after the offering, your common stock will not be listed or quoted on any public trading market. In this regard, we note your reference on page 10 to "if and when [y]our common stock is eligible for quotation on the OTC Market."

Response:

We have revised the language on page 1o to state, “if or when our common stock is eligible for quotation on the OTC Market”. We have also added the following language “The Company has not made a determination at this time to seek a public listing, and after the end of this offering the shares will not be publicly listed.”

Comment 2:

2.We note your disclosure that this is a self-underwritten, best-efforts offering, and that the shares offered by the Company will be sold on your behalf by your Chief Executive Officer, Yanwu Yan. We also note your disclosure in footnote 1 that you "do not intend to use commissioned sales agents or underwriters." This is inconsistent with your disclosure on the cover page and in your Plan of Distribution that you may effect sales through agents designated from time to time, including brokers, dealers, and underwriters, for compensation. Please amend your disclosure to consistently state, if true, that this offering is self-underwritten and your CEO will be making direct sales in this offering on your behalf, and remove references to brokers, dealers, underwriters, and agents participating in the distribution of your shares. Alternatively, please amend your disclosure to clearly disclose that you intend to distribute your shares through sales agents or underwriters and identify these sales agents and/or underwriters.

Response:

We have amended the language in the Plan of Distribution to be more consistent with the fact this is self-underwritten, best-efforts offering by deleting the following reference: “Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the Company and/or purchasers of the common stock for whom the broker-dealers may act as agent.”

Comment 3:

Item 1. Risk Factors

Risks Related to Our Business

"Our officers and directors control our company . . .", page 8

3.We note your disclosure that "[i]f less than $10 million is raised in this offering, our executive officers and directors will continue to control our company," and your disclosure on the cover page that officers and directors currently hold 15,000,000 shares of your common stock, and 100% of the voting power of your outstanding capital stock. Please amend this risk factor to clarify the voting control of your officers and directors if you sell more than 15,000,000 shares but less than the 20,000,000 maximum shares being offered in this offering. In this regard, because it appears that all of your common shares have one vote per share, it seems that your directors and officers may not have voting control of your company if you raise more than $7,500,000 but less than $10,000,000.

Response:

We have amended the language, in respect to the comment which is accurate, to better reflect the control issue in the Risk Factor on page 8 to read “If we raise $7.5 million but less than $10 million is raised in this offering, our executive officers and directors will continue to control our company.”

Comment 4:

Governing Law and Legal Venue, page 12

4.We note your disclosure that the Delaware Court of Chancery is the "legal venue" for certain claims, and your inclusion of an exclusive forum risk factor. We also note that your charter and bylaws do not include an exclusive forum provision, but your Subscription Agreement includes such a provision. Please amend your disclosure here and in your risk factor to clearly state, if true, that this exclusive forum provision is contained in your Subscription Agreement. Please also amend your Subscription Agreement to clearly state, as you do in your filing, that this provision does not, nor is intended to, apply to claims under the federal securities laws.

Response:

We note that the Offering Risk Factor on Page 11 does include the following language: “This provision also does apply to the Subscription Agreement for this Offering.” This provision also does apply to the Subscription Agreement for this Offering.”

In the Subscription Agreement we have added the following language to better conform to the Offering: “This provision does not, nor is intended to, apply to claims under the Federal securities laws.”

Comment 5:

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 23

5.You disclose in this section that you provide e-Commerce support services to e-Retail Franchise clients and you are developing a proprietary online platform for international small and medium sized businesses in the online retail industry. However, you disclose elsewhere in your filing that you plan to provide incubator services to startup companies and entrepreneurs. Please reconcile your business discussion in this section and in Note 1 to your audited financial statements with the disclosure in other sections of your offering statement, including your Description of Business beginning on page 17, where you discuss the different business plan of providing incubator services to startup companies and entrepreneurs. Also, please amend your disclosure on page 12 where you state "The Company is actively engaged in the implementation and deployment of its business plan. These activities include:" to include a description of your activities related to your business plan.

Response:

That section was a typo. That language page 22 “Overview” has been deleted and replaced with “Our company provides startup incubator services to startup companies and entrepreneurs who want to develop eco-friendly products and services through innovation and social responsibilities. Our services include co-working space, business advice, management training program, legal and financial consultant, social and business connection, funding, and crossover integration. That will improve incubation efficiency and reduce administrative costs and risk for our residents. Meanwhile, W.Y Group Inc. works with external partners to help our members to maintain physical and mental health and strength during the period of incubation. The target customers of W.Y Group Inc. are small and medium size (SMB) startup companies and entrepreneurs who want to develop eco-friendly products and improve the world. Specifically, we focus on 4 major categories with advanced consumer benefit and social responsibility. Including organic food and supplements, daily necessities, garment and accessories, and energy saving house appliances. We envision our core customer as Asian based entrepreneurs who wish to enter the US and Global markets.

Comment 6:

Signatures, page 41

6.The issuer signature date is prior to the date of your audited financials, and the signature of the CEO is dated January 08, 2020. Both of these dates appear to be prior to your inception date of November 12, 2020. Please revise accordingly.

Response:

This was a typo. Both dates have been corrected for the proper date and year.

The Company feels that we have addressed the Comments submitted in our response and in our amendments to the Form 1-A filing.

Sincerely,

/s/ Yanwu Yan

Yanwu Yan – CEO, Chairman/Director

W.Y GROUP INC